SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,139,523 Net interest income 911,931 Loans and accounts receivables from customers and banks, net 39,919,426 Net fee and commission income 253,100 Loans and accounts receivables from customers at fair value, net 406,235 Result from financial operations 129,609 Financial instruments 9,922,047 Total operating income 1,294,640 Financial derivative contracts 10,621,392 Provision for loan losses (233,490) Other asset ítems 7,795,120 Support expenses (381,683) Total assets 70,803,743 Other results (20,714) Income before tax 658,753 Principal liabilities MCh$ Income tax expense (88,259) Deposits and other demand liabilities 14,438,090 Net income for the period 570,494 Time deposits and other time liabilities 17,700,402 Issued debt and regulatory capital instruments 10,186,473 Attributable to: Financial derivative contracts 10,814,101 Equity holders of the Bank 557,020 Other liabilities ítems 12,593,134 Non-controlling interest 13,474 Total equity 5,071,543 Total liabilities and Equity 70,803,743 Equity attributable to: Equity holders of the Bank 4,910,825 Non-controlling interest 160,718 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of May 31, 2026 The principal balances and results accumulated for the period ending May 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.139.523
Créditos y cuentas por cobrar a clientes y bancos	39.919.426
Créditos y cuentas por cobrar a clientes a valor razonable	406.235
Instrumentos financieros	9.922.047
Contratos de derivados financieros	10.621.392
Otros rubros del activo	7.795.120
Total Activos	**70.803.743**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.438.090
Depósitos y otras captaciones a plazo	17.700.402
Instrumentos de deuda y capital regulatorio emitidos	10.186.473
Contratos de derivados financieros	10.814.101
Otros rubros del pasivo	12.593.134
Total patrimonio	5.071.543
Total Pasivos y Patrimonio	**70.803.743**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.910.825
Interés no controlador	160.718

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	911.931
Ingresos netos de comisiones	253.100
Resultado de operaciones financieras	129.609
Total ingresos operacionales	**1.294.640**
Gasto de pérdidas crediticias	(233.490)
Gastos de apoyo	(381.683)
Otros resultados	(20.714)
Resultado antes de impuesto	**658.753**
Impuesto a la renta	(88.259)
Utilidad consolidada del periodo	**570.494**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	557.020
Interés no controlador	13.474

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?